# ■ Sit Investment Associates, Inc. ■

# Investment Outlook & Strategy

## July 9, 2009

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## Executive Summary

Domestic equities had subdued performance in June after strong returns in the previous few months. Regarding the U.S. economy, the final estimate of first quarter U.S. real GDP growth was revised slightly higher to -5.5 percent from the previous estimate of -5.7 percent. We believe that the worst of the economic contraction has occurred and a recovery should begin to unfold in the second half of the year. In taxable fixed income portfolios, we continue to focus on securities that we believe will benefit from an intermediate term housing market recovery, while still providing attractive risk-adjusted returns within the current recessionary environment. With respect to municipal bonds, our strategy remains focused on finding opportunities to increase portfolio yield in sectors and securities with relatively stable longer term credit outlooks, while employing diversification as a key factor in managing risk. Sit Investment Associates' domestic equity portfolios continue to emphasize the traditional growth sectors of technology and healthcare, together with energy. We highlight our investment thesis for the consumer sector in this month's equity section.

## CURRENT CONDITIONS: BOTTOMING PHASE UNDERWAY?

Domestic equities had subdued performance in June after strong returns the previous few months. One notable exception was the NASDAQ, which appreciated almost +3.5 percent in June, as investors may have retreated to segments of the technology sector that have been more resilient this year. Small and medium capitalization issues outperformed large capitalization issues for the month, but large issues still lead on a year-to-date basis.

**TOTAL RETURNS TO 06/30/09**

| | 1 Mo. | 3 Mos. | 6 Mos. | 12 Mos. |
|---|---|---|---|---|
| **LARGE CAP** | | | | |
| S&P 500 Index | 0.2% | 15.9% | 3.2% | -26.2 |
| Dow Jones Ind'l Avg. | -0.4 | 12.0 | -2.0 | -23.0 |
| Russell 1000 Index | 0.2 | 16.5 | 4.3 | -26.7 |
| **SMALL/MEDIUM CAP** | | | | |
| NASDAQ OTC Comp.* | 3.4 | 20.0 | 16.4 | -20.0 |
| S&P MidCap Index | 0.6 | 18.7 | 8.5 | -28.0 |
| Russell 2000 Index | 1.5 | 20.7 | 2.6 | -25.0 |
| **FIXED INCOME** | | | | |
| Barclays Capital Agg. Index | 0.6 | 1.8 | 1.9 | 6.0 |
| Barclays Capital Muni Bond Index. | -0.9 | 2.1 | 6.4 | 3.8 |

*price only

In fixed income markets, taxable bonds had solid returns in June, which were up +0.6 percent, and municipal bonds retraced some of their recent gains. The table above displays major benchmark returns. Detailed results are shown in Exhibit A.

Growth stocks outperformed in June across all capitalization sizes. While the three-month returns were more equal, except for small capitalization issues, growth stocks still held substantial leads year-to-date over their value counterparts. For the most part, the margin of growth stock outperformance widened significantly in June. Although the current cycle of growth stock outperformance experienced a partial retracement in early spring, the cycle appears to be continuing as shown in the table below and in Exhibit B.

**GROWTH AND VALUE STOCK TOTAL RETURNS TO 06/30/09**

| | 1 Mo. | 3 Mos. | 6 Mos. | 12 Mos. |
|---|---|---|---|---|
| **LARGE CAP** | | | | |
| Russell 1000 Growth | 1.1% | 16.3% | 11.5 | -24.5% |
| Russell 1000 Value | -0.7 | 16.7 | -2.9 | -29.0 |
| **MID CAP** | | | | |
| Russell Midcap Growth | 0.5 | 20.7 | 16.6 | -30.3 |
| Russell Midcap Value | 0.2 | 20.9 | 3.2 | -30.5 |
| **SMALL CAP** | | | | |
| Russell 2000 Growth | 3.2 | 23.4 | 11.4 | -24.8 |
| Russell 2000 Value | -0.3 | 18.0 | -5.2 | -25.2 |

The financial characteristics of stocks that outperformed in June conveyed a mixed message. The characteristics of stocks, which performed best included: high earnings growth, low beta, and high dividend yield. This mixed combination implies that more than one group of stocks performed well in June. Specifically, higher beta stocks did well early in the month, as they have done since the market low in March, while later in the period more defensive companies with lower betas performed better. The

details of internal stock market dynamics are displayed in Exhibit C.

Regarding industry sector performance, using the broad Russell 3000 Index as the basis, 8 out of 18 groups outperformed in June. The 8 groups that outperformed in June represented 49.4 percent of the index weight, up slightly from 49.1 percent in May, when 7 out 18 groups outperformed. On a year-to-date basis, the best performing sectors included: electronic technology, technology services, and industrial services as shown in Exhibit D.

With respect to international equity markets, expressed in U.S. dollar terms, the U.S. ranked 27th out of 33 markets year-to-date, a slight improvement from 29th in May. On a regional basis, the Asia/Pacific region was notable as the only region not to lose ground during the month. To date in 2009, Latin America continues to maintain remarkably stronger performance than the rest of the world as shown in Exhibit E.

Turning to the U.S. economy, the final estimate of first quarter U.S. real GDP growth was revised up slightly to -5.5 percent from the previous estimate of -5.7 percent. A downward revision to personal consumption expenditures was offset by upward adjustments to net exports, government spending, and business inventories. The adjacent table displays dollar changes in the major components of real GDP over the past four quarters. Year-over-year changes in real GDP components are shown in Exhibit F.

We expect improving, but still anemic levels of U.S. economic growth through the balance of this year. Domestic consumers are likely to continue to increase their saving rate, from previously unhealthy levels, at the expense of spending. The dramatic drawdown of business inventories that occurred in the first quarter is likely to reverse in coming quarters and should provide a boost to economic growth. Additionally, a reputable private forecast of U.S. vehicle production estimates that July output may increase by almost four million units, which, if true, will also boost third quarter real GDP growth.

**DOLLARS (BIL) OF REAL GDP CHANGE**

| | 2Q08 Final | 3Q08 Final | 4Q08 Final | 1Q09 Final |
|---|---|---|---|---|
| Personal Con. Expenditures | $25.2 | -$80.7 | -$90.1 | $27.5 |
| Nonresid. Fixed Invs. | 8.7 | -6.1 | -84.6 | -147.7 |
| Residential Invs. | -13.4 | -15.9 | -22.1 | -38.3 |
| Inventory Change | -40.4 | 21.0 | 3.8 | -61.3 |
| Net Exports | 80.7 | 28.2 | -11.4 | 67.7 |
| Government | 19.8 | 29.2 | 6.6 | -16.3 |
| Residual | 0.8 | 9.3 | 7.5 | 6.8 |
| Total | $81.4 | -$15.0 | -$190.3 | -$161.6 |
| % Change in Real GDP (ann.) | 2.8% | -0.5% | -6.3% | -5.5% |
| % Change in Real Final Sales (ann.) | 4.4% | -1.3% | -6.2% | -3.3% |
| % Change in GDP Deflator (ann.) | 1.3% | 3.9% | 0.6% | 2.8% |

While we anticipate the start of a recovery in the latter half of this year, we also expect the upward trajectory to be notably volatile, with enough fits and starts to make investors question, at least initially, whether it is actually the start of a recovery.

**CONSUMER INCOME AND SPENDING**
**YEAR-OVER-YEAR PERCENT CHANGE**

| | | Nominal | | | Real |
|---|---|---|---|---|---|
| | | Personal Income | Disposable Personal Income | Consumption Expenditures | Consumption Expenditures |
| 2007 | Mar. | 6.7 | 6.1 | 5.6 | 3.0 |
| | June | 6.0 | 5.2 | 5.4 | 2.9 |
| | Sept. | 6.1 | 5.5 | 5.6 | **2.9** |
| | Dec. | 5.4 | 5.2 | 5.5 | **1.9** |
| 2008 | Mar. | 3.9 | 3.9 | 5.0 | **1.5** |
| | June | 5.3 | 7.4 | 5.2 | **1.1** |
| | Sept. | 3.4 | 3.8 | 3.4 | **-0.6** |
| | Oct. | 2.9 | 3.5 | 2.0 | **-1.3** |
| | Nov. | 2.0 | 2.8 | 0.2 | **-1.4** |
| | Dec. | 1.3 | 2.2 | -1.1 | **-1.9** |
| 2009 | Jan. | 1.3 | 3.7 | -0.6 | **-1.4** |
| | Feb. | 0.8 | 3.4 | -0.2 | **-1.2** |
| | Mar. | 0.1 | 3.0 | -1.0 | **-1.7** |
| | Apr. | 0.8 | 4.2 | -1.4 | **-1.8** |
| | May | 0.3 | 0.2 | -1.8 | **-1.9** |

**U.S. REAL PERSONAL CONSUMPTION EXPENDITURE PROJECTIONS**

| | Case 1 Index (+0.0%) | Annual. Qtrly Change | Case 2 Index (+0.2%) | Annual. Qtrly Change |
|---|---|---|---|---|
| Aug. 2009 Est. | 8196.70 | | 8245.98 | |
| July 2009 Est. | 8196.70 | | 8229.52 | |
| June 2009 Est. | 8196.70 | -0.3% | 8213.09 | -0.1% |
| May 2009 Act. | 8196.70 | | 8196.70 | |
| Apr. 2009 Act. | 8181.10 | | 8181.10 | |
| Mar. 2009 Act. | 8188.70 | 1.4% | 8188.70 | 1.4% |
| Feb. 2009 Act. | 8205.50 | | 8205.50 | |
| Jan. 2009 Act. | 8202.00 | | 8202.00 | |
| Dec. 2008 Act. | 8147.50 | -4.3% | 8147.50 | -4.3% |
| Nov. 2008 Act. | 8196.40 | | 8196.40 | |
| Oct. 2008 Act. | 8167.70 | | 8167.70 | |
| Sept. 2008 Act. | 8231.00 | -3.8% | 8231.00 | -3.8 |
| Aug. 2008 Act. | 8269.30 | | 8269.30 | |
| July 2008 Act. | 8281.40 | | 8281.40 | |
| June 2008 Act. | 8334.40 | 1.2% | 8334.40 | 1.2% |

With respect to the all important consumer sector, which accounts for 70 percent of the U.S. economy, personal consumption expenditures (PCE) for the month of May increased +0.2 percent after experiencing monthly declines in March and April. Both personal income and consumer spending were likely boosted in May by the effects of the government stimulus package. In fact, all of the increase in personal income that occurred in May was in the "other income" category. Wages and salaries actually decreased slightly during the month. As a result, we expect U.S. consumers to continue to rein in spending in favor of increasing their rate of saving. Nonetheless, we expect this to lead to improving, albeit weak, levels of PCE growth.

Another key factor for consumers and the overall economy is jobs. Nonfarm payroll employment declined by -467,000 in June, somewhat worse than the expectation of a loss of -365,000 jobs. On the positive side, the average monthly job loss from April through June was -436,000, which was dramatically better than the average monthly job loss from November through March of -670,000. Moreover, initial unemployment claims have been declining since the beginning of May. The 4-week moving average of initial claims has been a very reliable indicator of recessionary troughs over the last 40 years. As shown in Exhibit G, when the 4-week moving average declines by -40,000 from

the peak as it has now done, this has been an extremely accurate indicator of the trough in past recessions.

Much of our caution with respect to U.S. economic recovery centers on the labor situation. While there are signs that employment may be starting to improve, the recovery may be slow, similar to the so-called jobless recovery of the early 1990s. We are optimistic about an eventual economic recovery, but guarded because the process may be quite drawn out.

Inflation, as measured by the headline Consumer Price Index for All Urban Consumers (CPI), increased +0.1 percent in May. The core rate, which excludes the more volatile food and energy components, also increased +0.1 percent. As the adjacent table shows, this translates to a negative rate of inflation on a year-over-year basis. This underscores our belief that inflation is not a near-term problem, particularly given the employment picture just described.

Investors are correct to be concerned about the potential for inflation at some point. The unprecedented monetary and fiscal stimulus currently being applied to the economy, coupled with the Federal Reserve's unenviable job of determining the appropriate time to become more restrictive without short circuiting the recovery, make the risk of inflation at some point meaningful. However, we believe it is too early in the recovery for this to be a concern. In fact, the risk of deflation is more likely than the risk of inflation over the near term.

The Federal Reserve's U.S. trade-weighted major currencies dollar index declined -2.4 percent in June compared with May, but increased +7.8 percent on a year-over-year basis as shown in Exhibit H. The dollar has come off its highs of early spring, but is still well above the lows of early 2008. For the near term, we expect the dollar to stabilize around current levels. However, as we have discussed previously, the long-term outlook for the dollar is burdened by the record-setting budget deficit and the trade deficit.

**U.S. CPI TRENDS – PERCENT CHANGE**

CPI for All Urban Consumers (not seasonally adjusted)

| | All Items | | | Core |
|---|---|---|---|---|
| Period | 3 Months Ann. | 6 Months Ann. | Year-Over Year | Year-Over Year |
| March 2007 | 7.0% | 2.4% | 2.8% | 2.5% |
| June 2007 | 5.8 | 6.5 | 2.7 | 2.2 |
| September 2007 | 0.3 | 3.1 | 2.8 | 2.1 |
| December 2007 | 3.0 | 1.6 | 4.1 | 2.4 |
| March 2008 | 6.7 | 4.8 | 4.0 | 2.4 |
| June 2008 | 9.9 | 8.4 | 5.0 | 2.4 |
| September 2008 | -0.1 | 4.9 | 4.9 | 2.5 |
| December 2008 | -15.6 | -7.8 | 0.1 | 1.8 |
| January 2009 | -10.0 | -8.0 | 0.0 | 1.7 |
| February 2009 | -0.4 | -6.3 | 0.2 | 1.8 |
| March 2009 | 4.7 | -5.6 | -0.4 | 1.8 |
| April 2009 | 4.0 | -3.1 | -0.7 | 1.9 |
| May 2009 | 3.1 | 1.3 | -1.3 | 1.8 |

In conclusion, we believe that the worst of the economic contraction has occurred and that an economic recovery should begin to unfold in the second half of the year. However, we expect the road to economic recovery to be fraught with potholes, which will make for a bumpy ride. We have left unchanged our projections for quarterly GDP growth for the balance of 2009,

which yield an annual figure of -2.8 percent. Our key economic and financial assumptions are detailed in Exhibit I.

## MONETARY POLICY AND FIXED INCOME STRATEGY: CREDIT MARKETS CONTINUE TO THAW

Longer-term interest rates rose during the second quarter and the yield curve steepened, as investors experienced a continuation of the reversal of the massive flight to quality that occurred during late 2008. Specifically, the 2-year maturity U.S. Treasury note yield increased to 1.11 percent, approximately +31 basis points higher than where it began the quarter, while the 30-year U.S. Treasury bond yield ended the quarter at 4.33 percent, approximately +80 basis points higher than where it began.

The Barclays Capital Aggregate Bond Index produced a respectable positive total return during the quarter. Corporate bonds, led by finance company obligations, outperformed all other sectors of the market and provided double-digit total returns. Signs of an ease to the credit crisis restored investor confidence in corporate obligations during the quarter, and led to a rebound back to a more normalized level of valuation. Asset-backed securities were the next-best performing sector, primarily due to the beginning of a recovery in commercial mortgage, credit card, and auto loans. These asset classes also continued to benefit from the government's Term Asset-backed Securities Lending Facility (TALF), which provides low-cost government loans to buyers of these types of securities. Mortgage-backed securities produced modestly positive total returns, as purchases in the sector by the U.S. Treasury, to facilitate lower mortgage rates, also served to keep mortgage prices at an artificially high level. U.S. Treasury bonds underperformed considerably as investors continued to rotate out of the sector and into higher yielding assets.

**TOTAL RETURNS TO 06/30/09**

| | 1 Mo. | 3 Mos. | 6 Mos. | 12 Mos. |
|---|---|---|---|---|
| **BARCLAYS CAP INDEX AGGREGATE** | 0.6% | 1.8% | 1.9% | 6.0% |
| Treasury | -0.2 | -3.0 | -4.3 | 6.5 |
| Agency | 0.2 | 0.1 | 0.0 | 7.2 |
| Corporate | 2.7 | 10.5 | 8.3 | 3.8 |
| CMBS | 0.6 | 12.5 | 10.4 | -10.1 |
| Asset-Backed | 0.8 | 7.6 | 15.8 | 3.9 |
| Mortgage Pass-Through | 0.1 | 0.5 | 2.8 | 9.5 |
| 5-Year Treasury | -0.7 | -3.3 | -2.8 | 8.4 |

Despite the continuation of a fairly weak overall economic environment, government initiatives to restore some semblance of access to credit for both consumers and businesses appear to be working. The massive federal intervention into credit markets from programs such as the TALF, the Public Private Investment Program (PPIP), and large-scale purchases of mortgage backed securities have kept interest rates at historically low levels and precipitated the start of a return of relative value in fixed income markets. As previously discussed, we continue to believe the net effect of current government initiatives will be the beginning of an economic recovery later this year. We continue to focus on securities that we believe will benefit from an intermediate-term housing market recovery, while still providing attractive risk-adjusted returns within the current recessionary environment. Our forecasts for U.S. Treasury interest rates are detailed in Exhibit J. Despite some giveback in June, municipal bond yields continued

to decline during the second quarter as funds flows remained strong. The Bond Buyer 40-Bond Index yield ended the quarter -14 basis points lower, at 5.41 percent on June 30, after reaching a year-to-date low of 5.22 percent on May 21st. These levels compare to a yield of 5.89 percent on December 31st, and a peak of 6.78 percent last October 15th, and are not far off the Index yield levels prior to the exacerbation of the liquidity crisis in mid-September of last year. Municipal relative yield ratios have also continued to trend toward more normal ranges as Treasury yields have risen.

Municipals provided strong positive returns in the second quarter of 2009, as the continued improvement in liquidity extended the rebound in bond prices that has occurred since the beginning of the year. Lower-rated and longer maturity bonds provided the best returns as investors continued to reach for yield, while intermediate maturity bonds (i.e., ten years and less) were the weakest performing part of the municipal yield curve, and actually rose slightly in yield. In addition, much of the issuance in taxable Build America Bonds, where issuers receive a subsidy to offset higher interest costs, has been in longer maturities. Thus, longer duration tax-exempt bonds have benefited from a more limited supply.

Other notable events in the municipal market during the second quarter included the downgrade of bond insurer Ambac to Ba3 by Moody's and to BBB by Standard and Poor's, and continued fiscal pressure on municipal issuers as they struggled to offset revenue shortfalls in the weak economic environment. In particular, the State of California, which is now rated A2/A/BBB by Moody's, Standard & Poor's and Fitch Ratings, respectively, and is the lowest rated state in the nation, will be resorting to the use of IOUs for non-priority payments for the first time since 1992. Other states may find themselves in similar situations if they fail to address anticipated shortfalls in a timely manner.

**TOTAL RETURNS TO 06/30/09**

| | 1 Mo. | 3 Mos. | 6 Mos. | 12 Mos. |
|---|---|---|---|---|
| **BARCLAYS CAP. INDEX** | | | | |
| **MUNICIPAL** | -0.9% | 2.1% | 6.4% | 3.8% |
| 5-Year Municipal | -0.2 | 0.8 | 3.0 | 7.7 |
| Long (22+ years) | -1.5 | 4.5 | 12.2 | -2.0 |
| Revenue | -1.0 | 3.2 | 8.6 | 2.0 |
| Electric | -1.0 | 2.2 | 6.7 | 3.3 |
| Hospital | -0.3 | 5.4 | 13.5 | -0.1 |
| Housing | -0.6 | 3.1 | 15.9 | 4.4 |
| IDR/PCR | -3.1 | 10.8 | 17.6 | -7.0 |
| Transportation | -0.6 | 2.5 | 8.2 | 2.6 |
| Education | -1.0 | 2.1 | 6.3 | 4.2 |
| Water/Sewer | -0.9 | 2.0 | 6.4 | 4.8 |
| Resource Recovery | -1.0 | 1.7 | 5.1 | 2.2 |
| Leasing | -1.2 | 1.8 | 5.2 | 2.9 |
| Special Tax | -1.0 | 2.4 | 6.5 | 2.6 |
| General Obligation | -1.3 | 1.0 | 4.2 | 4.8 |
| Prerefunded | -0.1 | 0.5 | 2.3 | 7.7 |
| Insured | -0.9 | 1.7 | 6.7 | 4.1 |
| Muni AAA | -0.5 | 1.1 | 4.7 | 6.5 |
| Muni AA | -0.8 | 1.8 | 6.1 | 4.7 |
| Muni A | -1.5 | 2.6 | 7.0 | 0.7 |
| Muni Baa | -1.7 | 7.3 | 15.1 | -7.7 |

With the fiscal concerns in California, the general obligation (GO) sector, and particularly state-issued GOs, saw considerable price weakness in June. Tobacco settlement bonds, which represent a major portion of the industrial revenue (IDR) sector, retraced seasonal price gains following

the annual June payments to bondholders and were the worst performing revenue bond sector for the month. Nonetheless, industrial revenue bonds were the best performing revenue sector in the second quarter, more than doubling the return of the next best performing sector, hospital bonds, as shown in the table above. The weakest performing sectors of the prior year, IDRs, hospital and housing, remain the best performing revenue sectors year-to-date. A similar pattern is evident with the lesser-rated quality sectors.

Prospectively, we expect modest further narrowing of yield spreads for lesser-rated municipals and stable short-term interest rates until the second quarter of 2010. Longer intermediate maturity and lower rated bonds with stable credit outlooks continue to offer attractive yields. Fiscal stresses and the health of market-making financial institutions will likely continue to affect volatility in the near term, as well as bursts of heavy supply. Our strategy remains focused on finding opportunities to increase portfolio yield in sectors and securities with relatively stable longer term credit outlooks, while employing diversification as a key factor in managing risk.

## FISCAL POLICY: Record Setting Deficit

Through the first eight months of the current fiscal year, the budget deficit stands at an eye-popping and record-setting level of $992 billion. For the comparable period a year ago, the deficit was $319 billion as shown in Exhibit K. The May deficit was $190 billion, about $24 billion worse than May of last year, as receipts declined by -5.7 percent and outlays increased by +5.8 percent. For the month of May, net corporate tax receipts actually declined -$1.4 billion because refunds were greater than gross receipts. This compares with corporate tax receipts of $7.1 billion in May of last year. The decline in receipts from both individuals and corporations has been caused not only by the recession, but also as a result of tax rebates in the stimulus plan that have recently gone into effect. Total receipts are down -18 percent, or about $300 billion fiscal year-to-date.

The Congressional Budget Office (CBO) is projecting a budget deficit for the current fiscal year of $1.7 trillion, while the Office of Management and Budget (OMB) recently revised its forecast up by $200 billion to $1.8 trillion. As Exhibit L shows, even when these figures are expressed as a percent of GDP, the numbers are still almost unprecedented, surpassed only by the spending that occurred during World War II. Recent trial balloons of even more stimulus measures appear ill-advised.

## EQUITY INVESTMENT STRATEGY: Consumer Sector Review

We expect the investment environment to remain challenging. Although we are optimistic about an eventual economic recovery, as mentioned previously, we believe the path is likely to be volatile. However, this same volatility is also likely to present opportunities for investors with the patience and discipline to stay the course.

Given the consumer retrenchment and emphasis on savings that we have discussed, this month we review our strategies for consumer-related stocks. The consumer sector encompasses the consumer durables, consumer non-durables, consumer services and retail trade sectors, which together comprise a 21 percent weight in the S&P 500 Index. As referenced earlier, consumer spending accounts for roughly 70 percent of U.S. GDP, meaning

that consumer stocks should be represented in portfolios. The consumer sector is typically less economically sensitive than other sectors, such as capital goods/manufacturing, energy and technology. As a result, consumer stocks, especially consumer non-durables, lend stability to portfolios, particularly in times of high stock market volatility.

In terms of overall equity strategy, we are maintaining a slight underweight in the consumer sector as a safe haven amidst the volatile stock market, and an economy working itself through a recession. We are modestly overweighted in consumer services, market-weighted in consumer non-durables, and underweighted in consumer durables and retail trade.

Consistent with a growth-oriented equity philosophy, we prefer quality unit growth companies with pricing flexibility, margin expansion potential and restructuring opportunities. Quality characteristics include market share gainers, positive cash flow generation, strong balance sheets, consistent dividend payments, proactive management and attractive valuations. We are also focused on companies that will benefit from lower raw materials costs and have selective pricing opportunities, which will offset slower volume growth and the negative impact of a stronger U.S. dollar (although the currency appears to have stabilized for the near term).

Among consumer durables, Activision Blizzard is the market-leader in a recession-resistant business (video games) that remains strong in the third year of a new product cycle. The portfolio position in retailer GameStop is also a play on the new product cycle. Our consumer non-durables emphasis is on "blue chip" companies with global exposure (particularly in developing markets) and consistent unit and earnings growth (Coca-Cola, PepsiCo, Procter & Gamble, Philip Morris International, Colgate-Palmolive). In consumer services, sales among quick-service restaurants, particularly McDonald's, remain strong and the cost outlook is favorable.

In retail trade, we are focused on three themes: value retailers, which will do well in the current economic environment (Wal-Mart Stores, Target, Costco Wholesale, TJX); the "ageing of America," which has positive implications for drug retailers (CVS Caremark); and strong longer-term unit growth or margin expansion opportunities (Target, J.C. Penney, CVS Caremark, TJX, Dick's Sporting Goods, Ulta Salon Cosmetics & Fragrance). We are also poised for an economic turnaround, with current holdings in Best Buy and Nordstrom, and are looking to add to sector positions on stock market pullbacks.

In addition to the consumer sector, Sit Investment Associates' domestic equity portfolios continue to emphasize the traditional growth sectors of technology and healthcare, along with energy. In aggregate, these holdings possess above-average long-term earnings growth rates, as well as attractive valuations, as shown in Exhibit M.

# EXHIBIT A

## ■ SIT INVESTMENT ASSOCIATES ■

## SECURITIES MARKETS

| EQUITIES | 06/30/09 | 05/29/09 | 03/31/09 | 12/31/08 | 06/30/08 | One Month | Three Months | Six Months | Twelve Months |
|---|---|---|---|---|---|---|---|---|---|
| Dow Jones Industrials | 8447.00 | 8500.33 | 7608.92 | 8776.39 | 11350.01 | -0.6% | +11.0% | -3.8% | -25.6% |
| S&P 500 | 919.32 | 919.14 | 797.87 | 903.25 | 1280.00 | +0.0 | +15.2 | +1.8 | -28.2 |
| NASDAQ OTC Composite | 1835.04 | 1774.33 | 1528.59 | 1577.03 | 2292.98 | +3.4 | +20.0 | +16.4 | -20.0 |
| FIXED INCOME | | | | | | | | | |
| U.S. TREASURY | | | | | | | | | |
| 2-Year Notes | 1.11 | 0.92 | 0.80 | 0.76 | 2.62 | +19 b.p. | +31 b.p. | +35 b.p. | -151 b.p. |
| 5-Year Notes | 2.56 | 2.34 | 1.66 | 1.55 | 3.33 | +22 | +90 | +101 | -77 |
| 10-Year Notes | 3.53 | 3.46 | 2.66 | 2.21 | 3.97 | +7 | +87 | +132 | -44 |
| 30-Year Bonds | 4.33 | 4.34 | 3.53 | 2.68 | 4.52 | -1 | +80 | +165 | -19 |
| AA INDUSTRIAL | | | | | | | | | |
| Intermediate Maturity | 4.93 | 4.96 | 5.16 | 5.46 | 5.52 | -3 | -23 | -53 | -59 |
| Long Maturity | 5.93 | 6.08 | 6.29 | 5.92 | 6.17 | -15 | -36 | +1 | -24 |
| MORTGAGES | | | | | | | | | |
| Current Coupon GNMA (4.50%) | 4.58 | 4.30 | 4.00 | 4.05 | 5.68 | +28 | +58 | +53 | -110 |
| MUNICIPALS | | | | | | | | | |
| Bond Buyer 40-Bond Index | 5.41 | 5.32 | 5.55 | 5.89 | 5.17 | +9 | -14 | -48 | +24 |
| SHORT TERM | | | | | | | | | |
| Fed Funds | 0.19 | 0.17 | 0.16 | 0.10 | 2.06 | +2 | +3 | +9 | -187 |
| Primary Discount Rate * | 0.50 | 0.50 | 0.50 | 0.50 | 2.25 | -- | -- | -- | -175 |
| Prime Rate | 3.25 | 3.25 | 3.25 | 3.25 | 5.00 | -- | -- | -- | -175 |
| 13-week Treas. Bills-Disc. | 0.18 | 0.13 | 0.20 | 0.08 | 1.71 | +5 | -2 | +10 | -153 |

* Primary Credit Discount Rate; effective 1/9/03.

E-06/09 103108
PP-107T.DOC

# EXHIBIT B

■ SIT INVESTMENT ASSOCIATES ■

## RELATIVE PERFORMANCE OF GROWTH VERSUS VALUE SUGGESTS THE CYCLE FAVORING GROWTH IS CONTINUING


Russell 1000 Growth Return (Y/Y) minus Russell 1000 Value Return (Y/Y)
Monthly through June 30, 2009
+3 Std Dev
+2 Std Dev
+1 Std Dev
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
12/79
12/80
12/81
12/82
12/83
12/84
12/85
12/86
12/87
12/88
12/89
12/90
12/91
12/92
12/93
12/94
12/95
12/96
12/97
12/98
12/99
12/00
12/01
12/02
12/03
12/04
12/05
12/06
12/07
12/08

SOURCE: FACTSET RESEARCH SYSTEMS AND SIT INVESTMENT ASSOCIATES, INC.

G:\Support\Exhibits\E-06/09

# EXHIBIT C

## ■ SIT INVESTMENT ASSOCIATES ■

## MARKET PERFORMANCE – TOTAL RETURNS

| | December 31, 2007 to December 31, 2008 | | | December 31, 2008 to June 30, 2009 | | | May 31, 2009 to June 30, 2009 | | |
|---|---|---|---|---|---|---|---|---|---|
| | S&P 500 | Russell Mid Cap | Russell 2000 | S&P 500 | Russell Mid Cap | Russell 2000 | S&P 500 | Russell Mid Cap | Russell 2000 |
| EARNINGS GROWTH SECTORS | | | | | | | | | |
| Quintile 1 (Highest) | -47.5 | -49.9 | -42.8 | 14.2 | 17.1 | 11.9 | 0.6 | -0.2 | 5.7 |
| Quintile 2 | -39.1 | -38.9 | -37.8 | 6.6 | 13.6 | 5.5 | 1.8 | 1.7 | 3.3 |
| Quintile 3 | -40.2 | -42.9 | -29.8 | 4.7 | 10.4 | 8.4 | -0.2 | 0.6 | 2.2 |
| Quintile 4 | -34.0 | -37.2 | -31.5 | -7.8 | 7.4 | -6.4 | 0.0 | 0.2 | -1.7 |
| Quintile 5 (Lowest) | -24.3 | -35.7 | -25.4 | -0.2 | -0.5 | -8.6 | -1.2 | -1.2 | -1.3 |
| BETA SECTORS | | | | | | | | | |
| Quintile 1 (Highest) | -57.9 | -53.0 | -43.8 | 12.9 | 20.9 | 9.4 | -3.7 | -3.2 | -3.3 |
| Quintile 2 | -49.2 | -46.4 | -37.3 | 6.4 | 15.5 | 4.5 | -2.4 | -1.3 | 1.6 |
| Quintile 3 | -39.4 | -39.8 | -34.7 | 2.2 | 7.8 | 0.4 | 2.5 | -0.1 | 2.1 |
| Quintile 4 | -25.6 | -39.1 | -28.0 | -3.0 | 2.2 | -0.3 | 2.8 | 2.1 | 3.2 |
| Quintile 5 (Lowest) | -26.3 | -31.7 | -27.9 | -4.0 | 1.5 | -3.0 | 2.0 | 4.2 | 3.9 |
| P/E SECTORS | | | | | | | | | |
| Quintile 1 (Highest) | -45.2 | -45.8 | -37.2 | 4.3 | 8.8 | -0.0 | -0.7 | -1.2 | 1.5 |
| Quintile 2 | -28.6 | -32.8 | -32.4 | -3.2 | 7.0 | -6.0 | -0.7 | 0.8 | 0.8 |
| Quintile 3 | -35.7 | -35.5 | -26.4 | 1.3 | 3.1 | 2.0 | -0.1 | 1.1 | 2.5 |
| Quintile 4 | -34.4 | -40.6 | -28.6 | 8.3 | 7.4 | 2.5 | 2.7 | 0.4 | 1.0 |
| Quintile 5 (Lowest) | -34.6 | -50.0 | -39.7 | 4.3 | 23.3 | 16.7 | 0.0 | 0.7 | 2.6 |
| No Earnings | -79.0 | -55.3 | -43.9 | 1.0 | -0.1 | -8.4 | 1.0 | -2.9 | -4.8 |
| DIVIDEND YIELD SECTORS | | | | | | | | | |
| Quintile 1 (Highest) | -38.8 | -35.6 | -34.6 | -10.1 | -2.1 | -4.9 | -0.8 | 1.8 | 0.6 |
| Quintile 2 | -25.7 | -36.8 | -16.8 | -0.9 | 2.3 | -10.0 | 0.8 | 0.8 | 2.7 |
| Quintile 3 | -31.7 | -39.1 | -26.3 | 3.3 | 4.0 | -9.5 | 0.2 | 2.1 | 0.2 |
| Quintile 4 | -44.6 | -47.2 | -24.6 | 2.3 | 6.4 | -8.3 | 0.7 | -1.8 | 1.2 |
| Quintile 5 (Lowest) | -43.9 | -47.4 | -39.3 | 4.7 | 5.9 | -10.9 | -1.5 | -1.5 | -2.0 |
| UNIVERSE | -36.9 | -41.5 | -33.8 | 3.4 | 10.0 | 2.6 | 0.2 | 0.4 | 1.5 |

SOURCE: FACTSET RESEARCH SYSTEMS, JUNE 30, 2009

G:\Support\Exhibits\E-06/09

# EXHIBIT D

## ■ SIT INVESTMENT ASSOCIATES ■

## CHANGES IN GROUP LEADERSHIP
## RUSSELL 3000

| ECONOMIC SECTOR | Russell 3000 Weighting | Year 2007 Return | Year 2007 Rank | Year 2008 Return | Year 2008 Rank | Year 2009 Return | Year 2009 Rank | June 2009 Return | June 2009 Rank |
|---|---|---|---|---|---|---|---|---|---|
| **NON-ENERGY MINERALS** | **1.3** | **25.6 *** | **3** | **-52.6** | **17** | **10.3 *** | **5** | **-4.9** | **17** |
| PRODUCER MANUFACTURING | 7.1 | 16.9 * | 7 | -44.8 | 14 | -4.3 | 15 | -2.7 | 14 |
| **ELECTRONIC TECHNOLOGY** | **10.7** | **14.4 *** | **9** | **-44.6** | **13** | **28.3 *** | **1** | **3.8 *** | **3** |
| CONSUMER DURABLES | 1.3 | -15.4 | 17 | -49.7 | 15 | 10.1 * | 6 | -0.2 | 12 |
| ENERGY MINERALS | 9.0 | 32.7 * | 2 | -29.6 * | 5 | -4.8 | 16 | -4.7 | 16 |
| **PROCESS INDUSTRIES** | **2.9** | **25.5 *** | **4** | **-41.7** | **11** | **12.8 *** | **4** | **-3.8** | **15** |
| HEALTH TECHNOLOGY | 11.2 | 5.9 * | 12 | -18.5 * | 2 | 1.2 | 11 | 3.6 * | 4 |
| CONSUMER NON-DURABLES | 8.3 | 13.8 * | 10 | -18.2 * | 1 | 0.8 | 12 | 1.2 * | 7 |
| **INDUSTRIAL SERVICES** | **2.5** | **36.5 *** | **1** | **-54.4** | **18** | **19.8 *** | **3** | **-5.8** | **18** |
| COMMERCIAL SERVICES | 1.5 | -12.0 | 16 | -40.2 | 10 | 8.4 * | 8 | 0.1 | 10 |
| **TECHNOLOGY SERVICES** | **6.9** | **18.0 *** | **5** | **-40.1** | **9** | **21.6 *** | **2** | **5.1 *** | **2** |
| HEALTH SERVICES | 2.5 | 15.7 * | 8 | -42.0 | 12 | 7.3 * | 9 | 2.4 * | 5 |
| CONSUMER SERVICES | 5.0 | -6.9 | 14 | -37.6 | 8 | 6.4 * | 10 | -0.1 | 11 |
| RETAIL TRADE | 5.9 | -8.4 | 15 | -25.1 * | 4 | 9.1 * | 7 | 0.2 | 9 |
| TRANSPORTATION | 1.9 | -1.1 | 13 | -21.0 * | 3 | -8.2 | 18 | 1.2 * | 6 |
| UTILITIES | 4.6 | 17.1 * | 6 | -30.5 * | 6 | -0.6 | 13 | 5.2 * | 1 |
| FINANCE | 14.0 | -17.5 | 18 | -49.8 | 16 | -6.0 | 17 | -1.7 | 13 |
| COMMUNICATIONS | 3.3 | 9.6 * | 11 | -33.8 * | 7 | -1.6 | 14 | 0.8 * | 8 |
| **UNIVERSE (RUSSELL 3000)** | 100.0 | 5.2 | | -37.3 | | 4.2 | | 0.3 | |
| Groups Outperforming (cap weighted) to Total Groups | | 12/18 | | 7/18 | | 10/18 | | 8/18 | |

SOURCE: FACTSET RESEARCH SYSTEMS

G:\Support\Exhibits\E-06/09

# Exhibit E

## ■ Sit Investment Associates ■

## World Equity Market Rankings

### The United States Ranked 27th Out of 33 World Equity Markets
### Year-to-Date Through June 30, 2009

| PERFORMANCE IN U.S. DOLLARS | | | | |
|---|---|---|---|---|
| | DJ Global, | Change from | | 6/30/2009 |
| | Indexes, US$ | 12/31/2008 | | Country |
| Country | on 6/30/09 | points | percent | Rank |
| Australia | 283.22 | 54.31 | 23.73% | 14 |
| Austria | 202.01 | 41.44 | 25.81% | 10 |
| Belgium | 245.03 | 32.01 | 15.03% | 20 |
| Brazil | 1228.18 | 442.87 | 56.39% | 2 |
| Canada | 344.97 | 66.37 | 23.82% | 13 |
| Chile | 422.74 | 149.72 | 54.84% | 3 |
| Denmark | 367.29 | 59.51 | 19.33% | 18 |
| Finland | 741.48 | 8.58 | 1.17% | 29 |
| France | 222.39 | -0.48 | -0.22% | 31 |
| Germany | 208.69 | -5.53 | -2.58% | 32 |
| Greece | 156.11 | 30.11 | 23.90% | 12 |
| Hong Kong | 345.01 | 91.66 | 36.18% | 5 |
| Indonesia | 110.18 | 43.87 | 66.17% | 1 |
| Ireland | 193.57 | 26.46 | 15.84% | 19 |
| Italy | 135.23 | -0.12 | -0.09% | 30 |
| Japan | 79.14 | 1.56 | 2.01% | 28 |
| Malaysia | 155.21 | 27.96 | 21.97% | 17 |
| Mexico | 378.22 | 43.66 | 13.05% | 21 |
| Netherlands | 208.72 | 9.86 | 4.96% | 26 |
| New Zealand | 139.21 | 14.51 | 11.64% | 22 |
| Norway | 235.59 | 60.12 | 34.26% | 7 |
| Philippines | 128.43 | 30.98 | 31.79% | 9 |
| Portugal | 173.44 | 17.28 | 11.07% | 24 |
| Singapore | 205.69 | 51.62 | 33.51% | 8 |
| South Africa | 256.96 | 51.35 | 24.97% | 11 |
| South Korea | 174.74 | 31.86 | 22.30% | 16 |
| Spain | 298.30 | 16.25 | 5.76% | 25 |
| Sweden | 308.01 | 57.17 | 22.79% | 15 |
| Switzerland | 403.80 | -13.08 | -3.14% | 33 |
| Taiwan | 121.61 | 34.48 | 39.58% | 4 |
| Thailand | 77.05 | 20.44 | 36.12% | 6 |
| United Kingdom | 158.92 | 16.48 | 11.57% | 23 |
| United States | 226.51 | 6.85 | 3.12% | 27 ← |
| COMPOSITE INDICES | | | | |
| Latin America | 556.80 | 173.57 | 45.29% | |
| Western Europe | 209.35 | 10.63 | 5.35% | |
| Asia/Pacific | 105.98 | 12.39 | 13.24% | |
| World (ex U.S.) | 163.31 | 16.55 | 11.28% | |

Source: FactSet Research Systems, June 30, 2009

# EXHIBIT F

## ■ SIT INVESTMENT ASSOCIATES ■

## YEAR - OVER - YEAR CHANGES IN REAL GDP COMPONENTS[1]

| | 1st Qtr. 2006 | 2nd Qtr. 2006 | 3rd Qtr. 2006 | 4th Qtr. 2006 | 1st Qtr. 2007 | 2nd Qtr. 2007 | 3rd Qtr. 2007 | 4th Qtr. 2007 | 1st Qtr. 2008 | 2nd Qtr. 2008 | 3rd Qtr. 2008 | 4th Qtr. 2008 | 1st Qtr. 2009 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Personal Consumption Expend. | 3.2% | 3.0% | 2.7% | 3.2% | 3.1% | 2.9% | 2.9% | 2.2% | 1.5% | 1.3% | -0.2% | -1.5% | -1.4% |
| Non-Residential Fixed Invest. | 7.9 | 7.9 | 7.7 | 6.5 | 3.5 | 4.4 | 5.3 | 6.4 | 6.2 | 4.2 | 1.6 | -5.2 | -16.1 |
| Residential Investment | 2.5 | -4.3 | -10.8 | -15.5 | -18.5 | -17.3 | -17.0 | -19.0 | -21.3 | -21.7 | -20.6 | -19.4 | -23.4 |
| Inventory Change (2) | -- | ++ | ++ | -- | -- | -- | -- | -- | ++ | -- | -- | -- | -- |
| Net Exports (3) | -1.9 | -3.0 | -3.2 | 8.4 | 2.7 | 7.8 | 17.9 | 17.1 | 25.3 | 33.2 | 31.0 | 24.8 | 35.7 |
| Exports | 9.0 | 8.2 | 9.0 | 10.1 | 6.1 | 7.0 | 11.7 | 8.9 | 10.1 | 11.0 | 6.1 | -1.8 | -11.5 |
| Imports | 6.6 | 6.5 | 7.1 | 3.8 | 3.2 | 2.2 | 2.2 | 1.1 | -1.0 | -1.9 | -3.5 | -7.5 | -17.2 |
| Government Spending | 1.6 | 1.7 | 1.3 | 2.1 | 1.4 | 2.0 | 2.6 | 2.4 | 2.6 | 2.6 | 3.1 | 3.2 | 1.9 |
| TOTAL REAL GDP | 3.1% | 3.2% | 2.4% | 2.4% | 1.3% | 1.8% | 2.8% | 2.3% | 2.5% | 2.1% | 0.7% | -0.8% | -2.5% |
| **Memo** | | | | | | | | | | | | | |
| Total GDP Less Housing and Autos | 3.4 | 4.0 | 3.6 | 3.4 | 2.3 | 2.8 | 3.9 | 3.4 | 3.9 | 3.6 | 2.3 | 0.8 | -1.1 |
| Pers. Cons. Exp. Plus Res. Invs. | 3.2 | 2.5 | 1.7 | 1.9 | 1.6 | 1.6 | 1.6 | 0.9 | 0.2 | 0.0 | -1.3 | -2.4 | -2.4 |
| After-tax Corporate Profits | 13.9 | 18.8 | 25.5 | 8.4 | 2.2 | 1.5 | 0.2 | 5.0 | -3.0 | -7.1 | -10.1 | -36.3 | -21.8 |

Notes:
(1) Figures use chain-weighted GDP methodology.
(2) Percentage changes are not always meaningful; + or – denotes direction of change
(3) A decrease in the trade deficit has a positive impact on economic growth.

**SOURCE: BUREAU OF ECONOMIC ANALYSIS, U.S. DEPARTMENT OF COMMERCE, JUNE 25, 2009**

**Exhibit G**

■ Sit Investment Associates ■

**A Decline in the 4-week Moving Average of Initial Unemployment Claims of 40,000 Has Been A Reliable Indicator Of the Trough In Past Recessions**

**The Current Cycle's Decline Is 53,000**



Initial Claims: 4-Week Moving Average
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
27-Jan-68
27-Jan-70
27-Jan-72
27-Jan-74
27-Jan-76
27-Jan-78
27-Jan-80
27-Jan-82
27-Jan-84
27-Jan-86
27-Jan-88
27-Jan-90
27-Jan-92
27-Jan-94
27-Jan-96
27-Jan-98
27-Jan-00
27-Jan-02
27-Jan-04
27-Jan-06
27-Jan-08

Source: Stone & McCarthy, July 2, 2009

G:\Support\Exhibits\E-06/09

# EXHIBIT H

## ■ SIT INVESTMENT ASSOCIATES ■

## DOLLAR EXCHANGE RATE TRENDS VERSUS MAJOR CURRENCIES

| | 2006 | | | 2007 | | | 2008 | | | 2009 | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Exchange Rate | Year-Over-Year % Change | 6-Month Rate of Change Annualized | Exchange Rate | Year-Over-Year % Change | 6-Month Rate of Change Annualized | Exchange Rate | Year-Over-Year % Change | 6-Month Rate of Change Annualized | Exchange Rate | Year-Over-Year % Change | 6-Month Rate of Change Annualized |
| January | 84.29 | 4.0% | -3.2% | 82.37 | -2.3% | 1.0% | 73.06 | -11.3% | -11.5% | 81.01 | 10.9 | 28.5 |
| February | 85.05 | 4.0 | 2.2 | 82.07 | -3.5 | 2.2 | 72.57 | -11.6 | -12.7 | 83.11 | 14.5 | 24.3 |
| March | 85.01 | 5.1 | 3.1 | 81.23 | -4.4 | -0.9 | 70.32 | -13.4 | -14.7 | 83.84 | 19.2 | 22.1 |
| April | 83.88 | 2.0 | -2.6 | 79.87 | -4.8 | -6.0 | 70.47 | -11.8 | -9.4 | 82.28 | 16.8 | 4.6 |
| May | 80.63 | -3.2 | -13.4 | 79.20 | -1.8 | -5.6 | 70.75 | -10.7 | -4.0 | 78.89 | 11.5 | -9.3 |
| June | 81.51 | -4.0 | -9.7 | 78.93 | -3.2 | -4.8 | 71.42 | -9.5 | -6.2 | 77.02 | 7.8 | -9.1 |
| July | 81.94 | -4.3 | -5.6 | 77.51 | -5.4 | -11.8 | 70.91 | -8.5 | -5.9 | | | |
| August | 81.18 | -3.5 | -9.1 | 77.51 | -4.5 | -11.1 | 74.09 | -4.4 | 4.2 | | | |
| September | 81.59 | -2.5 | -8.0 | 75.91 | -7.0 | -13.1 | 75.51 | -0.5 | 14.8 | | | |
| October | 82.36 | -3.1 | -3.6 | 73.93 | -10.2 | -14.9 | 80.42 | 8.8 | 28.2 | | | |
| November | 81.48 | -5.7 | 2.1 | 72.20 | -11.4 | -17.7 | 82.74 | 14.6 | 33.9 | | | |
| December | 80.89 | -5.6 | -1.5 | 73.69 | -8.9 | -13.3 | 80.69 | 9.5 | 25.9 | | | |
| Average | 82.48 | -1.5 | | 77.87 | -5.6 | | 74.41 | -4.4 | | 81.02 | 8.9 | |

NOTE: THE EXCHANGE RATE ABOVE IS AN INDEX OF THE TRADE-WEIGHTED AVERAGE OF THE FOREIGN EXCHANGE VALUES OF THE U.S. DOLLAR AGAINST THE CURRENCIES OF MAJOR U.S. TRADING PARTNERS THAT CIRCULATE WIDELY OUTSIDE THE COUNTRY OF ISSUE. THESE INCLUDE THE EURO AREA, CHINA, CANADA, JAPAN, THE U.K., SWITZERLAND, AUSTRALIA AND SWEDEN. THE INDEX VALUES IN THE TABLE REFLECT MONTHLY AVERAGES.

Country or Region Weights (5/1/09): Euro Area: 17.7% Canada: 15.2% Japan: 8.7% U.K.: 4.3% Switzerland: 1.4% Australia: 1.2% Sweden: 1.0%
Currency Appreciation (Y-T-D through 6/30/09): Euro Area: 0.7% Canada: 5.3% Japan: -5.8% U.K.: 12.5% Switzerland: -1.8% Australia: 15.4% Sweden: 1.9%

**SOURCE: FEDERAL RESERVE BOARD**

# Exhibit I

## ■ Sit Investment Associates ■

## Economic Assumptions

| | 2007 | | | | 2008 | | | | 2009E | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 1Q | 2Q | 3Q | 4Q | 1Q | 2Q | 3Q | 4Q | 1QE | 2QE | 3QE | 4QE |
| Quarterly Data (% Change) | | | | | | | | | | | | |
| Real GDP (New) (Qtr. to Qtr. Ann.) | 0.1 | 4.8 | 4.8 | -0.2 | 0.9 | 2.8 | -0.5 | -6.3 | -5.5 | -2.0 | 0.0 | 0.5 |
| S&P 500 Reported Profits (Year-over-Year) | 8.3 | 8.8 | -29.4 | -61.4 | -27.1 | -41.2 | -35.8 | -397.3 | -51.5 | -49.8 | -26.3 | 132.2 |
| Consumer Price Index (Year-over-Year) | 2.4 | 2.7 | 2.4 | 4.0 | 4.1 | 4.4 | 5.3 | 1.6 | 0.0 | -1.4 | -1.9 | 1.6 |
| Levels (Quarterly Average) | | | | | | | | | | | | |
| Unemployment Rate | 4.5 | 4.5 | 4.7 | 4.8 | 4.9 | 5.4 | 6.1 | 6.9 | 8.1 | 9.3 | 9.8 | 10.0 |
| Prime Rate | 8.3 | 8.3 | 8.2 | 7.5 | 6.2 | 5.1 | 5.0 | 4.1 | 3.3 | 3.3 | 3.3 | 3.3 |
| 13-week Treasury Bills-Disc. | 5.0 | 4.8 | 4.4 | 3.4 | 2.1 | 1.6 | 1.5 | 0.3 | 0.2 | 0.2 | 1.1 | 1.5 |
| 10-year Treasury Bonds-Yield | 4.7 | 4.8 | 4.7 | 4.3 | 3.7 | 3.9 | 3.8 | 3.2 | 2.7 | 3.3 | 3.7 | 4.0 |

Source: Sit Investment Associates, Inc., July 9, 2009

G:\Support\Exhibits\E-06/09

# Exhibit J

## ■ Sit Investment Associates ■

## Expected Range Of Future Fixed Income Returns

**From June 30, 2009**

| | | Time Horizon | | | | | |
|---|---|---|---|---|---|---|---|
| | | 6 Months | | 1 Year | | 3 Yrs (Ann. Return) | |
| Risk Level/ Representative Issue | Interest Rate Forecast | Terminal Yield | Total Return | Terminal Yield | Total Return | Terminal Yield | Total Return |
| Low Risk | | | | | | | |
| 2 yr. Constant Mat. Tsy. | Pessimistic | 3.25% | -3.6% | 4.00% | -4.4% | 5.00% | -1.3% |
| Present YTM 1.11% | Most Likely | 2.00 | -1.2 | 3.00 | -2.5 | 4.50 | -1.0 |
| | Optimistic | 0.50 | 1.8 | 2.25 | -1.1 | 3.00 | -0.1 |
| Intermediate Risk | | | | | | | |
| 5 yr. Constant Mat. Tsy. | Pessimistic | 4.00 | -5.2 | 4.75 | -7.1 | 5.50 | -1.6 |
| Present 2.56% | Most Likely | 3.00 | -0.7 | 3.75 | -2.8 | 4.75 | -0.6 |
| | Optimistic | 1.50 | 6.4 | 2.75 | 1.7 | 3.50 | 1.2 |
| Medium Risk | | | | | | | |
| 10 yr. Constant Mat. Tsy. | Pessimistic | 4.75 | -7.9 | 5.25 | -9.7 | 6.00 | -2.5 |
| Present 3.53% | Most Likely | 4.00 | -2.1 | 4.50 | -4.2 | 5.25 | -0.7 |
| | Optimistic | 2.25 | 13.2 | 3.75 | 1.7 | 4.00 | 2.4 |
| High Risk | | | | | | | |
| 30 yr. Constant Mat. Tsy. | Pessimistic | 5.50 | -14.9 | 6.00 | -18.7 | 6.50 | -5.2 |
| Present YTM 4.33% | Most Likely | 4.75 | -4.5 | 5.50 | -12.7 | 5.50 | -1.1 |
| | Optimistic | 3.50 | 17.5 | 4.50 | 1.6 | 4.50 | 3.5 |

**Source: Sit Investment Associates, Inc.**

G:\Support\Exhibits\E-06/09

## Exhibit K

■ Sit Investment Associates ■

## 2009 Federal Budget Deficit Trends Compared to 2008

| | Receipts | | | Outlays | | | Surplus/Deficit | | |
|---|---|---|---|---|---|---|---|---|---|
| | FY2008 | FY2009 | Diff | FY2008 | FY2009 | Diff | FY2008 | FY2009 | Diff |
| October | $178.2 | $164.8 | $(13.3) | $235.0 | $320.4 | $85.4 | $(56.8) | $(155.5) | $(98.7) |
| November | 151.1 | 144.8 | (6.3) | 249.3 | 270.0 | 20.7 | (98.2) | (125.2) | (27.0) |
| December | 277.0 | 237.8 | (39.2) | 228.7 | 289.6 | 60.8 | 48.3 | (51.8) | (100.0) |
| January | 255.2 | 226.1 | (29.1) | 237.4 | 289.6 | 52.2 | 17.8 | (63.5) | (81.3) |
| February | 105.7 | 87.3 | (18.4) | 281.3 | 281.2 | (0.1) | (175.6) | (193.9) | (18.3) |
| March | 178.8 | 129.0 | (49.9) | 227.0 | 320.5 | 93.5 | (48.2) | (191.6) | (143.4) |
| April | 403.8 | 266.2 | (137.5) | 244.5 | 287.1 | 42.7 | 159.3 | (20.9) | (180.2) |
| May | 124.3 | 117.2 | (7.0) | 290.2 | 306.9 | 16.7 | (165.9) | (189.7) | (23.7) |
| June | 259.9 | | | 226.4 | | | 33.5 | | |
| July | 160.5 | | | 263.3 | | | (102.8) | | |
| August | 157.0 | | | 268.9 | | | (111.9) | | |
| September | 272.2 | | | 226.5 | | | 45.7 | | |
| FY To Date (8 Months) | $1674.0 | $1373.3 | $(300.7) | $1993.4 | $2365.3 | $371.9 | $(319.4) | $(991.9) | $(672.5) |

Source: Treasury Bulletin and ISI Group, June 10, 2009

## Exhibit L

■ Sit Investment Associates ■

**The Current Deficit Projections Are Surpassed Only By the Spending That Occurred During World War II**



Big Bills | Government spending as a percentage of GDP
FDR initiates New Deal
WWII
Korean War
Great Society, Vietnam War
Reagan's defense buildup
Spending caps, budget surpluses
Financial crisis
50%
40
30
20
10
0
'30s
'40s
'50s
'60s
'70s
'80s
'90s
2000s
Note: Prior to 1977, fiscal year ended in June; 1977 to present, fiscal year ends in September
Source: Office of Management and Budget

Source: The Wall Street Journal, June 15, 2009

# Exhibit M

## ■ Sit Investment Associates ■

## Equity Characteristics

### June 30, 2009

| | Sit Large Cap Growth | Sit Mid Cap Growth | Sit Small Cap Growth | Sit Dividend Growth | Russell 1000 Growth | S&P 500 [3] | S&P 500 [4] |
|---|---|---|---|---|---|---|---|
| Earnings Outlook - Strong Growth [1] | | | | | | | |
| 2009 Projected Gain | -5.0% | -7.7% | +2.6% | -3.9% | +1.4% | 92.5% | -13.1% |
| 2010 Projected Gain | +14.4% | +23.8% | +24.7% | +8.5% | +7.6% | 32.0% | 8.3% |
| 5-Year Projected Growth | +10.9% | +12.4% | +13.8% | +9.7% | +10.8% | 8.0% | 8.0% |
| Dividend Yield | | | | | | | |
| Equities Only | +1.8% | +0.8% | +0.5% | +2.9% | +1.9% | 2.3% | 2.3% |
| Total Fund | +1.7% | +0.8% | +0.5% | +2.9% | +1.9% | 2.3% | 2.3% |
| Implied Return | | | | | | | |
| 5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio) | +12.7% | +13.2% | +14.4% | +12.6% | +12.7% | 10.3% | 10.3% |
| Wtd Avg Price/Earnings Ratio [2] | | | | | | | |
| 2009 Calendar P/E | 17.7x | 21.8x | 25.9x | 15.8x | 18.0x | 32.1x | 21.4x |
| 2010 Calendar P/E | 16.9x | 17.1x | 18.4x | 15.9x | 20.3x | 24.3x | 19.7x |
| Median Price/Earnings Ratio [2] | | | | | | | |
| 2009 Calendar P/E | 14.6x | 17.1x | 17.3x | 13.2x | 15.3x | N/A | 14.0x |
| 2010 Calendar P/E | 13.1x | 15.0x | 15.2x | 12.4x | 13.5x | N/A | 12.4x |
| Average P/E-to-5-Year Earnings Growth Ratio | | | | | | | |
| 2009 Calendar PEG | 1.6x | 1.8x | 1.9x | 1.6x | 1.7x | 4.0x | 2.7x |
| 2010 Calendar PEG | 1.5x | 1.4x | 1.3x | 1.6x | 1.9x | 3.0x | 2.5x |
| Wtd Avg Mkt Cap ($ Million) | $59,613 | $9,760 | $2,677 | $52,232 | $55,685 | $69,946 | $69,946 |

Footnotes:
(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - top down basis
Median P/E is calculated using bottom up earnings estimates from First Call

**Source: First Call, I/B/E/S, Russell Investment Group and Sit Investment Associates**